Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

 Reliant Bancorp, Inc. Acquisition of First Advantage Bancorp  October 23, 2019

 1  Safe Harbor Statements  Forward Looking StatementsThis document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions, (3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.  Non-GAAP Financial MeasuresThis presentation contains certain financial measures that are not measures recognized under U.S. generally accepted accounting principles (“GAAP”) and, therefore, are considered non-GAAP financial measures. Members of the Company’s management use these non-GAAP financial measures in their analysis of the Company’s performance, financial condition, and efficiency of operations. Management of the Company believes that these non-GAAP financial measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods, and demonstrate the effects of significant gains and charges in the current period. Management of the Company also believes that investors find these non-GAAP financial measures useful as they assist investors in understanding underlying operating performance and the analysis of ongoing operating trends. However, the non-GAAP financial measures discussed herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which the non-GAAP financial measures discussed herein are calculated may differ from that of other companies reporting measures with similar names. You should understand how such other companies calculate their financial measures similar to, or with names similar to, the non-GAAP financial measures we have discussed herein when comparing such non-GAAP financial measures. The non-GAAP financial measures contained in this presentation include, without limitation, pro forma return on average assets and pro forma return on average tangible common equity.

Additional Information about TCB Holdings Transaction and Where to Find It In connection with TCB Holdings Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings’ shareholders in connection with TCB Holdings Transaction. The registration statement will include a proxy statement of TCB Holding and prospectus of Reliant and other relevant materials pertaining to TCB Holdings Transaction.  The proxy statement/prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for TCB Holdings Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH TCB HOLDINGS TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND TCB HOLDINGS TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020. This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with TCB Holdings Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to TCB Holdings Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

 First Advantage Bank – An Exceptional Franchise  3  Source: S&P Global Market IntelligenceNote: Financial information as of September 30, 2019. Excludes purchase accounting adjustments   Branch Footprint  Franchise Overview  Pro Forma Snapshot  First Advantage BankFounded in 1954 as First Federal Savings Bank With deep roots in commercial and mortgage lending, First Advantage Bank is a trusted financial partner for businesses, individuals, and familiesSpecialized lending business established in Knoxville in 2014 Tennessee Presence Headquartered in Clarksville, TN with #2 deposit market share through five branches in Montgomery CountyThree branches in the Nashville MSAExperienced leadership Led by Earl O. Bradley III (CEO) and Jerry Cooksey Jr. (CFO)         RBNC Branches (17) TCBH Branches (5) FABK Branches (8) FABK LPO (1)        RBNC  TCBHoldings  FABK  Pro Forma  Assets  $1.9B  $257M  $733M  $2.8B  Loans  $1.4B  $170M  $622M  $2.2B  Deposits  $1.6B  $212M  $603M  $2.4B            Pro forma  RBNC  TCB Holdings  FABK  Change  2021 EPS  $1.86  $2.09  $2.45  +32%  2021 ROAA  0.97%  1.04%  >1.20%  >23 bp  2021 ROATCE  10.7%  12.4%  >15.0%  >430 bp

Strategic and Financial Rationale

Strategic Expansion into Growth Markets and Business Lines

- Extends footprint into the attractive Clarksville MSA with five branches in Montgomery County (#2 deposit market share with 15.4% of deposits)
- Vibrant Williamson County position improves to #5 with 8.6% deposit market share
- Adds highly profitable manufactured housing lending business (~8% of pro forma loans)

Consistent With Strategic Priorities

- Extends Middle TN footprint west of TCB Holdings' footprint
- Addition of six net branches in the Nashville and Clarksville MSAs expected to result in improved efficiency
- Demographic profile consistent with existing footprint
- Enhanced capital base and liquidity provides for additional growth opportunities
- On a pro forma basis, RBNC will be the 10th largest bank in deposit market share in TN (6th largest bank in deposit market share headquartered in TN)(1)

Financially Attractive

- EPS accretion in 2021 of >17%, pro forma inclusive of TCB Holdings
- Initial TBVPS dilution of ~7.3% with a 3 year earn back, pro forma inclusive of TCB Holdings
- Internal Rate of Return of ~25%
- Estimated ROAA of >1.20% and ROATCE of >15.0% in 2021, pro forma inclusive of TCB Holdings

Reliant BANCORP, INC.

Source: S&P Global Market Intelligence, United States Census Bureau
Note: Financial information as of September 30, 2019
(1) Financial data based on FDIC data as of June 30, 2019. Pro forma data includes pending and recently announced acquisitions

4

Clarksville, Tennessee Market Snapshot

Market Description

- Clarksville is a growing market with a stable workforce and affordable cost of living
- Nearby Fort Campbell, home to the U.S. Army's 101st Airborne Division, among other units, has military employment of 26,800 (17,000 live in nearby communities in Tennessee) and a total annual economic impact of approximately $10B
- Austin Peay State University is home to over 10,000 students and faculty
- Unemployment has consistently tracked the U.S. national average over the past decade
- Population growth and median household income growth are both projected to exceed national averages over the 2020-25 time period

Largest Employers

Source: S&P Global Market Intelligence, Claritas, Clarksville Area Chamber of Commerce, Center for Economic Research in Tennessee

5

 Pro Forma Demographic Profile – Building Scale in Attractive Markets  Reliant Bank will hold significant market share in some of the fastest growing markets in Tennessee  6  Source: S&P Global Market Intelligence, ClaritasNote: Financial data based on FDIC data as of June 30, 2019. All data shown pro forma for pending and recently announced acquisitions. Reliant data shown pro forma for recently announced acquisition of Tennessee Community Bank Holdings, Inc.  Demographics by Metropolitan Statistical Area  Demographics by County

 Reliant Bank will have scale in Tennessee—including #5 deposit share in Williamson County and #3 deposit share in the Clarksville MSA  Pro Forma Deposit Market Share  7  Williamson County, Tennessee  State of Tennessee  Source: S&P Global Market IntelligenceNote: Financial data based on FDIC data as of June 30, 2019. All data shown pro forma for pending and recently announced acquisitionsReliant data shown pro forma for recently announced acquisition of Tennessee Community Bank Holdings, Inc.Pro forma branch count includes First Advantage Bank’s LPO in Knoxville, Tennessee  Clarksville, TN-KY Metropolitan Statistical Area

Pro Forma Deposit Summary

First Advantage Bank is expected to reduce Reliant Bank's dependence on non-core deposit funding

Reliant Bank[1]



Jumbo Time 29.0%
Transaction Accts 25.2%
Retail Time 20.1%
MMDA& Savings 25.6%

	($000s)	%
Transaction Accts	$459,684	25.2%
MMDA+Savings	467,038	25.6
Retail Time[2]	367,132	20.1
Jumbo Time[2]	528,939	29.0
Total	**$1,822,792**	**100.0%**

Q3 2019 Cost of Deposits	**1.48%**
Brokered Deposits	**16.8%**

First Advantage Bank[3]



Jumbo Time 13.2%
Transaction Accts 9.4%
Retail Time 26.0%
MMDA& Savings 51.4%

	($000s)	%
Transaction Accts	$57,171	9.4%
MMDA+Savings	313,225	51.4
Retail Time[2]	158,289	26.0
Jumbo Time[2]	80,166	13.2
Total	**$608,851**	**100.0%**

Q3 2019 Cost of Deposits	**1.79%**
Brokered Deposits	**0.0%**

Pro Forma



Jumbo Time 25.0%
Transaction Accts 21.3%
Retail Time 21.6%
MMDA& Savings 32.1%

	($000s)	%
Transaction Accts	$516,855	21.3%
MMDA+Savings	780,263	32.1
Retail Time[2]	525,421	21.6
Jumbo Time[2]	609,105	25.0
Total	**$2,431,643**	**100.0%**

Q3 2019 Cost of Deposits	**1.55%**
Brokered Deposits	**12.6%**

Sources: S&P Global Market Intelligence, respective internal company reports, and company filings
Note: Financial information as of September 30, 2019 unless otherwise specified. Excludes purchase accounting adjustments
(1) Reliant Bank includes estimated impact of pending acquisition of Community Bank & Trust. Reliant Bank based on 3Q19 earnings release. Community Bank & Trust based on internal Community Bank & Trust report.
(2) Retail time deposits defined as those with a balance of $100,000 or less. Jumbo time deposits defined as those with a balance in excess of $100,000.
(3) First Advantage Bank regulatory call report

Reliant BANCORP, INC.

8

Diversified Pro Forma Loan Portfolio

First Advantage Bank's higher yielding loan portfolio is expected to provide diversification and reduced concentration ratios

Reliant Bank[1]



Other
6.9%
C&D
15.5%
CRE
37.1%
C&I
15.2%
1-4 Family
25.3%

	($000s)	%
C&D	$237,520	15.5%
CRE	569,902	37.1
1-4 Family	389,455	25.3
C&I	234,129	15.2
Manufactured Home	–	–
Other	106,301	6.9
Total	**$1,537,307**	**100.0%**

Q3 2019 Yield on Loans[3]:	**5.38%**
CRE / Risk-Based Capital[3]:	**315%**
C&D / Risk-Based Capital[3]:	**114%**

First Advantage Bank[2]



Other
4.4%
Manufactured
Home
27.9%
CRE
33.1%
C&D
13.1%
1-4 Family
11.2%
C&I
10.3%

	($000s)	%
C&D	$81,487	13.1%
CRE	205,790	33.1
1-4 Family	69,462	11.2
C&I	64,161	10.3
Manufactured Home	173,886	27.9
Other	27,452	4.4
Total	**$622,238**	**100.0%**

Q3 2019 Yield on Loans:	**5.98%**
CRE / Risk-Based Capital:	**254%**
C&D / Risk-Based Capital:	**100%**

Pro Forma



Manufactured
Home
8.1%
Other
6.2%
CRE
35.9%
C&D
14.8%
C&I
13.8%
1-4 Family
21.3%

	($000s)	%
C&D	$319,007	14.8%
CRE	775,692	35.9
1-4 Family	458,917	21.3
C&I	298,290	13.8
Manufactured Home	173,886	8.1
Other	133,753	6.2
Total	**$2,159,545**	**100.0%**

Q3 2019 Yield on Loans[3]:	**5.55%**
CRE / Risk-Based Capital[3]:	**298%**
C&D / Risk-Based Capital[3]:	**110%**

Reliant BANCORP, INC.

Sources: S&P Global Market Intelligence, respective internal company reports, and company filings
Note: Financial information as of September 30, 2019 unless otherwise specified. Excludes purchase accounting adjustments
(1) Reliant Bank includes estimated impact of pending acquisition of Community Bank & Trust
(2) First Advantage Bank manufactured home loan balances based on internal First Advantage Bank reporting
(3) Yield on loans and loan concentration ratios based on preliminary estimates of Community Bank & Trust ratios

9

Summary Transaction Terms

Transaction Consideration	1.17 shares of RBNC common stock and $3.00 in cash for each share of FABK common stock Outstanding options cashed out ~90% Stock / 10% Cash Total deal value of approximately $123.4 million(1)
Implied Pricing Multiples	Price / Tangible Book Value: 152.2% Price / 2019 estimated EPS: 17.6x Price / 2020 estimated EPS: 15.3x Price / 2020 estimated EPS + Cost Saves: 8.6x
Pro Forma Ownership(2)	72% Reliant 28% First Advantage
Expected Timing	Expect to consummate transaction in the second quarter of 2020, subject to regulatory and shareholder approvals and other customary closing conditions

Reliant BANCORP, INC.

Note: Financial information as of September 30, 2019
(1) Pricing based on RBNC's closing common stock price of $23.65 per share as of 10/22/19
(2) Reliant ownership includes estimated shareholders obtained from the pending acquisition of Tennessee Community Bank Holdings, Inc.

10

 Key First Advantage Transaction Assumptions  11  Estimated Cost Savings    Estimated synergies of 35% of FABK’s non-interest expenses with 75% phased-in for 2020 and 100% in 2021 and beyond  Transaction Expenses    Estimated pre-tax merger-related charges of $14.2 million or 11.5% of deal value(1)  Credit Mark    Total gross credit mark of ~2.3%, or $14.1 million, representing 2.5x reserves (consists of 3.0% credit mark on manufactured housing loans and 2.0% credit mark on all other loans)   Core Deposit Intangible    CDI of $3.0 million amortized sum of the years digits over 10 years  Other Fair Value Adjustments    Discount on loans of $3.5 million (accretion period of 5 years)Discount on deposits of $1.0 million (amortization period of 2.5 years)  Note: Figures are estimated only and will change based on conditions at the time of the acquisition Pricing based on RBNC’s closing common stock price of $23.65 per share as of 10/22/19

Extensive Due Diligence Conducted

- Comprehensive due diligence was performed by Reliant Bank senior management, including the CEO, CFO, CCO, CLO, Director of Operations, Human Resources, and Compliance, in addition to external resources, to assess systems, compliance, internal controls, liquidity, credit quality, marketing, facilities, and other issues
- Risk mitigated by overlapping exposure of First Advantage Bank in our legacy markets and our familiarity with the Clarksville market, First Advantage Bank, and its management team
- Comprehensive credit review of First Advantage Bank's loan portfolio included:
  - All individual loans greater than $2,000,000, along with the loan's corresponding direct relationship portfolios
  - Judgmentally selected sample of relationships less than $2,000,000 but greater than $1,000,000
  - Loans deemed impaired by First Advantage Bank with individual or relationship exposure greater than or equal to $150,000
  - All individual unsecured loans greater than $500,000, along with the loan's corresponding direct relationship portfolios
  - Judgmentally selected sample of loan relationships with risk ratings of 5 ("Watch")
  - The net active principal balance of the loan relationships reviewed was $186,057,808, or approximately 31% of the total net active principal loan balances, as of June 30, 2019. Excluding the manufactured housing loan portfolio, the loan review coverage was approximately 45% of the remaining loan population, as of June 30, 2019
  - A random sample of approximately 10% of manufactured housing loans was reviewed with no risk ratings changes or other issues noted. Additionally, a close review of manufactured housing internal controls was performed

Reliant BANCORP, INC.

12

Source: S&P Global Market Intelligence; Company Filings  Our History  13  2006  $1,852    1/1/2018Completed Merger with Community First, Inc.  10/23/2019Announced Merger with First Advantage Bancorp      2014  2015  2017  1/9/2006Reliant Bank established  4/1/2015CUBN and Reliant close merger. $791 million in combined assets  4/28/2014CUBN and Reliant announce merger  7/7/2015Stock begins trading on the Nasdaq Capital Market            2/21/2017Expansion into Chattanooga    8/14/2006Commerce Union Bank established  8/23/2017Announced Merger with Community First & $25 million Private Placement  2018          9/16/2019Announced Merger with Tennessee Community Bank Holdings, Inc.        2019

 Source: S&P Global Market Intelligence(1) 2018Y, 2019Q1-2019Q3 shown at the bank level (2) 2017Y shown excluding the impact of the Tax Cuts and Jobs Act   Appendix: First Advantage Bancorp Historical Financials   14

 Appendix: Manufactured Housing Portfolio – Growth and Credit Quality Metrics(1)  15  Manufactured Home NPLs / EOP Loans (%)  Manufactured Home NCOs / Average Loans (%)  Manufactured Home Loans ($MM)  Manufactured Home Loan Originations ($MM)  Portfolio Yield of 8.58% Year-to-Date  Note: 2019 YTD financial information as of September 30, 2019(1) First Advantage Bank manufactured home loan balances and credit quality information based on internal First Advantage Bank reporting